SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated July 15, 2026 “APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: July 15, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

APPOINTMENT OF AN INDEPENDENT NON-EXECUTIVE DIRECTOR
In compliance with paragraph 6.71(a) of the JSE Limited Listings Requirements (“Listings Requirements”), shareholders are advised that Mr Mark Hoffman has been appointed as an independent non-executive director of DRDGOLD with effect from 1 August 2026.
Mr Hoffman is a Chartered Accountant and has worked in the professional services industry for over 35 years. He previously served as a partner at Deloitte & Touche and KPMG Inc. in both the advisory and audit services and across multiple sectors in financial, sustainability, investor and integrated reporting. He is currently an independent consultant with extensive experience in dealing with corporate reporting, strategy, risk and opportunity, business performance management, internal controls, governance and integrated thinking solutions.
In compliance with paragraph 6.73 of the Listings Requirements, the board of directors of DRDGOLD (“Board”) confirms that it has conducted the requisite fit and proper assessment contemplated in paragraph 5.6 of the Listings Requirements and is satisfied with the outcome of the assessment.
DRDGOLD further confirms that there are no matters requiring disclosure relating to the integrity information contained in the director’s declaration completed by Mr Hoffman, in compliance with paragraph 6.74 of the Listings Requirements.
The Board welcomes Mr Hoffman and looks forward to his contribution to the Company.
Johannesburg
15 July 2026
Sponsor
One Capital